Filed by Somnigroup International Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Leggett & Platt, Incorporated
(Commission File No. 001-07845)
Date: August 6, 2026
The following are excerpts from the earnings release of Somnigroup International Inc. (“Somnigroup” or the “Company”) for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission (the “SEC”) on Form 8-K (the “Earnings 8-K”) on August 6, 2026. The excerpts contain only those portions of the Earnings 8-K that relate to the proposed transactions between Somnigroup and Leggett & Platt, Incorporated (“Leggett & Platt”).
“Proposed Acquisition of Leggett & Platt
On April 13, 2026, the Company announced it has signed a definitive agreement to acquire Leggett & Platt, Incorporated (“Leggett & Platt”), a diversified component manufacturer, in an all-stock transaction valued at approximately $2.5 billion based on the closing price of Somnigroup International’s common stock as of April 10, 2026 and inclusive of Leggett & Platt’s existing indebtedness. The Company expects the transaction to close by the end of the third quarter of 2026, subject to the satisfaction of customary closing conditions, including approval by Leggett & Platt’s shareholders and receipt of applicable regulatory approvals. A separate press release related to the announcement of this transaction can be found on the Company’s investor relations website at investor.somnigroup.com.”
Forward-Looking Statements
This communication contains statements that may be characterized as “forward-looking” within the meaning of the federal securities laws. Such statements might include information concerning one or more of Somnigroup’s and Leggett & Platt’s plans, guidance, objectives, goals, strategies, and other information that is not historical information. When used in this communication, the words “will,” “targets,” “expects,” “anticipates,” “plans,” “proposed,” “intends,” “outlook,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to Somnigroup’s expectations regarding the impact of the proposed transaction on Somnigroup’s brands, products, customer base, results of operations, or financial position, its share repurchases, adjusted EPS, net leverage, operating cash flow, net income, future performance, cost and run-rate synergies, funding sources, expected capital structure, the financial impact of Leggett & Platt’s existing long-term debt, ability to deleverage after the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the integration of Leggett & Platt with Somnigroup’s business and personnel and Somnigroup’s and Leggett & Platt’s post-acquisition financial reporting. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that these expectations or beliefs will prove correct.
Numerous factors, many of which are beyond Somnigroup’s and Leggett & Platt’s control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include risks associated with Leggett & Platt’s ongoing operations; the ability to obtain the requisite Leggett & Platt shareholder approval; the risk that Somnigroup or Leggett & Platt may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk of delays in completing the proposed transaction; the ability to successfully integrate Leggett & Platt into Somnigroup’s operations and realize synergies from the proposed transaction and the expected run-rate of such synergies; the possibility that the expected benefits of the acquisition are not realized when expected or at all; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Somnigroup’s or Leggett & Platt’s common stock; the risk of litigation related to the proposed transaction; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on Somnigroup and Leggett & Platt; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; consumer acceptance and changes in demand for Somnigroup’s and Leggett & Platt’s products; and other risks inherent in Somnigroup’s and Leggett & Platt’s businesses.
All such factors are difficult to predict, are beyond Somnigroup’s and Leggett & Platt’s control and are subject to additional risks and uncertainties, including those detailed in Somnigroup’s annual report on Form 10-K for the year ended December 31, 2025 and those detailed in Leggett & Platt’s annual report on Form 10-K for the year ended December 31, 2025 as updated by its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026. These risks, as well as other risks related to the proposed transaction, have been included in the Form S-4 and proxy statement/prospectus (each as defined below) that Somnigroup and Leggett & Platt filed with the SEC in connection with the proposed transaction. There may be other factors that may cause Somnigroup’s and Leggett & Platt’s actual results to differ materially from the forward-looking statements. Neither Somnigroup nor Leggett & Platt undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It
In connection with the proposed transaction, Somnigroup filed with the SEC a registration statement on Form S-4 (the “Form S-4”) that included a proxy statement of Leggett & Platt and that also constituted a prospectus of Somnigroup with respect to the shares of Somnigroup common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 became effective on July 9, 2026, and the definitive proxy statement/prospectus that Leggett & Platt filed with the SEC was mailed to shareholders of Leggett & Platt. Each of Somnigroup and Leggett & Platt may also file other relevant documents with the SEC regarding the proposed transaction.
This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Somnigroup or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain copies of these documents and any amendments or supplements (if and when available), as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Somnigroup are available free of charge on Somnigroup’s website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx. Copies of the documents filed with, or furnished to, the SEC by Leggett & Platt are available free of charge on Leggett & Platt’s website at https://leggett.gcs-web.com/financials/sec-filings. The information included on, or accessible through, Somnigroup’s or Leggett & Platt’s website is not incorporated by reference into this communication.
Participants in Solicitation
Somnigroup, Leggett & Platt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup’s executive officers and directors in Somnigroup’s definitive proxy statement filed with the SEC on March 31, 2026, under the section entitled “Proposal No. 1 — Election of Directors - Executive Officers,” “Proposal No. 1 — Election of Directors - Nominees to Board of Directors,” “Stock Ownership – Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers,” “Executive Compensation and Related Information - Compensation of Executive Officers” and “Director Compensation.” You can find information about Leggett & Platt’s executive officers and directors (1) in Leggett & Platt’s Annual Report on Form 10-K for the year ended December 31, 2025, under the sections entitled “Supplemental Information: Information about our Executive Officers” and “Directors, Executive Officers and Corporate Governance,” (2) in Leggett & Platt’s definitive proxy statement filed with the SEC on April 7,

2026, under the sections entitled “Corporate Governance and Board Matters - Director Compensation,” “Proposals to be Voted On at the Annual Meeting - Proposal One: Election of Directors,” “Executive Compensation and Related Matters - Compensation Discussion & Analysis” and “Security Ownership - Security Ownership of Directors and Executive Officers” and (3) in Leggett & Platt’s definitive merger proxy statement filed with the SEC on July 9, 2026, under the section entitled “Interests of Leggett & Platt’s Directors and Executive Officers in the Merger.” Additional information regarding the interests of the participants in the solicitation of proxies are included in the Form S-4, the proxy statement/prospectus and other relevant materials to filed with the SEC as and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.
No Offer or Solicitation
This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.